Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

The below updated presentation will be used by Star Peak Energy Transition Corp. ("STPK") in presentations to certain STPK stockholders and other persons, including at analyst day presentations commencing on January 25, 2021, in connection with STPK's previously disclosed proposed business combination with Stem, Inc.

Leader in AI - Driven Storage Solutions January 25, 2021

© 2021 Stem, Inc. 2 Disclaimer Information Subject to Change This presentation is provided for informational purposes only and has been prepared to assist interested parties in making th eir own evaluation with respect to the proposed business combination of Star Peak Energy Transition Corp. (“STPK”) and Stem, Inc. (“Stem” or the “Company”) and the related transactions (the “Business Combination”) and no other purp ose . STPK has filed a registration statement on Form S - 4 containing a preliminary proxy statement and preliminary prospectus of STPK and a preliminary consent solicitation statement of Stem with the Securities and Exchange Comm iss ion (the “SEC”) containing some of the information herein, which may change in response to the SEC review process. To the fullest extent permitted by law, in no circumstances will Stem or STPK or any of the respective su bsi diaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this pr esentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presenta tio n have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes. Neither Stem nor STPK has independently verified the data obtained from these sources and cannot as sure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Stem or the Business Combination, and none of STPK, the Compa ny or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this presentation, and the recipient disclaims any such representation or warranty. Viewers of this presentation should each make their own evaluation of Stem and of the relevance and adequacy of the in formation and should make such other investigations as they deem necessary. This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of any offer to buy, or a recommendation to purchase any security of STPK, Stem or any of their respective affiliates. You should not construe to conte nts of this presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described here in, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision. Forward - Looking Statements Certain statements in this presentation may be considered “forward - looking statements” within the meaning of the “safe harbor” p rovisions of the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements generally relate to future events of STPK or the Company’s future financial or operating performance. For example, pr ojections of future revenue, Adjusted EBITDA and other metrics are forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “est imate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual res ults to differ materially from those expressed or implied by such forward - looking statements. These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by STPK and its management , and the Company and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurren ce of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the Business Combination; 2) the outcome of any legal proceedings that may be instituted against ST PK, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; 3) the inability to complete the Business Combination due to the failure to obtai n a pproval of the stockholders of STPK, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the Business Combination that may be required or appropr iat e as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of th e B usiness Combination; 6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; 7) the ability to recognize the ant icipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the Business Combination; 9) changes in applicable laws or regulations; 10) the possibility that the Company or the combined company may b e a dversely affected by other economic, business and/or competitive factors; 11) the Company’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business a nd financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in STPK’s Quarterly Report on Form 10 - Q for the quarterly period ende d September 30, 2020. Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved. You should not place undue reliance on forward - looking statements, which speak only as of the date they are made. Neither STPK nor the Company undertakes any duty to update these f orw ard - looking statements, except as otherwise required by law. Financial Information; Non - GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S - X. According ly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/written consent statement/prospectus or registration statement filed or to be filed by ST PK with the SEC. The “Pro Forma” financial data included herein has not been prepared in accordance with Article 11 of the SEC’s Regulation S - X, is presented for informational purposes only and may differ materially from the Regulati on S - X compliant unaudited pro forma financial statements of Stem included in STPK’s preliminary proxy statement/consent solicitation statement/prospectus in connection with the proposed Business Combination. Except as otherwise no ted, all references herein to full - year periods refer to Stem’s fiscal year, which ends on December 31. You should review Stem’s audited financial statements and unaudited pro forma financial statements included in the registrati on statement filed by STPK in connection with the proposed Business Combination, and not rely on any single financial measure to evaluate Stem’s business.

© 2021 Stem, Inc. 3 Disclaimer This presentation also includes references to financial measures that are calculated and presented on the basis of methodolog ies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Any non - GAAP financial measures used in this presentation are in addition to, and should not be considered superior to , or a substitute for, financial statements prepared in accordance with GAAP. Non - GAAP financial measures should not be considered in isolation and are subject to significant inherent limitations. The non - GAAP measures presen ted herein may not be comparable to similar non - GAAP measures presented by other companies. Stem believes these non - GAAP measures of financial results provide useful information to management and investors regarding cert ain financial and business trends relating to Stem’s financial condition and results of operations. Stem believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating o ngoing operating results and trends and in comparing Stem’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors. These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures. Use of Projections This presentation contains financial forecasts of the Company, namely, Stem’s Adjusted EBITDA. Neither the Company’s independ ent auditors, nor the independent registered public accounting firm of STPK, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, an d accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of fut ure results. The projected financial information contained in this presentation constitutes forward - looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are s ubj ect to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward - Look ing Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not b e r egarded as a representation by any person that the results reflected in such projections will be achieved. Industry and Market Data In this presentation, STPK relies on and refers to certain information and statistics obtained from third - party sources which it believes to be reliable, including reports by market research firms. Neither STPK nor Stem has independently verified the accuracy or completeness of any such third - party information. This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the propert y o f their respective owners. Additional Information About the Proposed Business Combination and Where to Find It The Business Combination will be submitted to stockholders of STPK for their consideration. STPK has filed a registration sta tem ent on Form S - 4 with the SEC containing a preliminary proxy statement and a preliminary prospectus of STPK and a preliminary consent solicitation statement of the Company, and after the registration statement is declared effect ive , STPK will mail a definitive proxy statement/consent solicitation statement/prospectus relating to the proposed Business Combination to its shareholders. This presentation does not contain all the information that should be cons ide red concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. STPK’s shareholders and other interested pe rso ns are advised to read the preliminary proxy statement/consent solicitation statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/consent solicitation statement/prospectus and other do cuments filed in connection with the proposed Business Combination, as these materials will contain important information about Stem, STPK and the Business Combination. When available, the definitive proxy statement/consent s oli citation statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of STPK as of a record date to be established for voting on the proposed Business Combination. Sh areholders will also be able to obtain copies of the preliminary proxy statement/consent solicitation statement/prospectus, and, when available, the definitive proxy statement/consent solicitation statement/prospectus and other do cuments filed with the SEC, without charge, at the SEC’s website at www. sec. gov. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or app roval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securi tie s shall be made except by means of a prospectus meeting the requirements of Section 10 of the U. S. Securities Act of 1933, as amended. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORI TY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO TH E C ONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation STPK and its directors and executive officers may be deemed participants in the solicitation of proxies from STPK’s sharehold ers with respect to the proposed Business Combination. Information regarding the interests of such participants is set forth in the preliminary proxy statement/consent solicitation statement/prospectus for the proposed Busin ess Combination and, once available, the definitive proxy statement/consent solicitation statement/prospectus. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies fro m t he shareholders of STPK in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is set f ort h in the preliminary proxy statement/consent solicitation statement/prospectus for the proposed Business Combination and, once available, the definitive proxy statement/consent solicitation statement/prospectus.

© 2021 Stem, Inc. 4 Transaction Summary • Founded in 2009, Stem is an industry leading AI - driven storage solutions business • Star Peak Energy Transition Corp. (NYSE: STPK) is a special purpose acquisition company with over $383MM of cash in trust • PIPE size of $225MM • Pro forma equity value of $1.4B (at announcement) • Attractively valued entry multiple • Stem shareholders rolling 100% of their equity • ~$525MM net cash (assuming no redemptions) retained to fully finance all forecasted growth The Business Star Peak has identified Stem as a market leader in the clean energy ecosystem Offering Size Valuation Capital Structure Stem’s Investors John Carrington CEO & Director Larsh Johnson CTO Bill Bush CFO Eric Scheyer CEO Mike C. Morgan Chairman STAR PEAK Leadership Adam Daley Director Leader in AI - Driven Storage Solutions

© 2021 Stem, Inc. 5 Star Peak Mission & Summary Star Peak overview Magnetar Capital and Triangle Peak Partners Experienced Sponsor with Proven Track Record Eric Scheyer CEO • Head of Magnetar Energy & Infrastructure Group since its inception in 2005 • Member of Magnetar Investment Committee & Management Committee • Former Director, Arc Logistics (NYSE: ARCX) Mike C. Morgan Chairman • Co - founding partner, Chairman, and CEO of Triangle Peak Partners, LP • Founding team member at Kinder Morgan, Inc. (NYSE: KMI), former President, current Lead Director of KMI • Former Lead Director, current Director of Sunnova Energy International (NYSE: NOVA) • Co - Chair, Stanford Precourt Institute Energy Advisory Council Successful investment track record (1) PARTNERSHIP HISTORY PRIVATE INVESTMENTS EQUITY CAPITAL COMMITTED VENTURE CAPITAL DEALS › 12 yrs 64 ›$ 6B 48 Star Peak’s Climate Focused Mission Backed by Compelling Economics • Provide growth capital to a market - leading business focused on climate change initiatives, emissions reductions, and energy efficiency • Capitalize on scarcity of high quality, public companies with attractive ESG characteristics EV INFRASTRUCTURE TRANSPORTATION TECHNOLOGY FOOD TECHNOLOGY RENEWABLES ENERGY STORAGE TECHNOLOGY SUPPLY CHAIN & LOGISTICS ELECTRIC VEHICLES (1) Star Peak Energy Transition Corp. as of 9/30/2020.

© 2021 Stem, Inc. 6 Our Vision: Smart Storage is Key to Global Decarbonization Climate Change is the problem 27% 60% 3x 72% Risk $200bn Electricity production is the #2 polluter responsible for 27% of greenhouse gas emissions (1) Fossil fuels still accounted for 60% of global electricity generation in 2019 (4) Natural catastrophe - related loss events since 1980 (2) Companies actively publicize their sourcing of renewable energy (5) Investors recognize climate change is one of the biggest risks impacting businesses (3) Over $200bn cumulative inflows into ESG funds since the beginning of 2019 versus ~$600bn cumulative outflows from non - ESG funds (6) (1) EPA: Sources of Greenhouse Gas Emissions report, Sep - 2020. (2) Wall Street Research. (3) World Economic Forum. (4) British P etroleum. (5) Deloitte Insights, “Deloitte Resources 2019 Study.” (6) EPFR Global. © 2021 Stem, Inc.

© 2021 Stem, Inc. Our Vision: Smart Storage is Key to Global Decarbonization A revolutionized grid, with Stem, is the solution 7 Distributed, renewable generation is supplementing and replacing traditional generation Since 2019, 90% of new interconnection requests were renewables and/or storage, but renewable generation suffers from intermittency (1) Energy storage is key to the build out of renewable generation, and represents a $1.2 trillion revenue opportunity through 2050 (2) Battery production is becoming cheaper and more commercialized Battery optimization is difficult. Energy intelligence amplifies performance by anticipating demand cycle, energy prices, generation profile and other factors in real time Grid STEM Storage (1) Wood Mackenzie Energy Storage Service. (2) Bloomberg New Energy Finance.

© 2021 Stem, Inc. 8 Investment Highlights 8 Stem is the first pure play smart energy storage company to go public in the US • ~$1.2 trillion in new revenue opportunities for integrated storage expected to be deployed by 2050 (1) • Battery storage capacity expected to increase by 25x by 2030 (2) • 900+ systems operating or contracted with Stem’s Athena software (3) • 75% market share in CA BTM storage market, largest in the US (2) • First mover AI platform that operates with 40+ utilities, 5 grid operators and over 16MM runtime hours • Ready to deploy net cash balance of ~$525m to target and fund high growth markets • Transaction fully finances all forecasted growth • Recurring revenue streams provide strong financial position to accelerate growth • Revenues projected to grow at ~51% CAGR from 2021 to 2026 Large Addressable Market + Strong Macro Tailwinds Balance Sheet Positioned to Capitalize on Growth Market Leader with Best in Class Technology Highly Visible Growth (1) Bloomberg New Energy Finance. (2) Wood Mackenzie. (3) As of 31 - Oct - 2020.

© 2021 Stem, Inc. 9 Stem Introduction Hardware + Network Integration Software Market Participation x Tier 1 standard hardware solutions x Battery optimization via Athena AI x Upside sharing through sales into energy markets Smart Energy Storage Drives The Grid Transformation Creates VPPs and Storage Networks Lowers Energy Costs Reduces Carbon Emissions Solves Intermittency Stabilizes the Grid

© 2021 Stem, Inc. 10 Network Effect and Intelligence Drives Value 10 Stem operates the world’s largest network of energy storage systems As cumulative installs grow, Athena becomes more intelligent, creating more value and a larger moat

© 2021 Stem, Inc. 11 Global Commitment to Decarbonization REGULATORS CORPORATES UTILITIES & ASSET OWNERS With the world committed to decarbonization, Stem is well positioned to capture this tailwind. Source: Company filings, EEI, S&P Global Market Intelligence. Japan net zero emissions pledge NY, MA, VA set multi - GW energy storage targets California mandates zero non - EV passenger vehicle sales by 2035 Paris Accord FERC 841 / FERC 2222

© 2021 Stem, Inc. 12 Historical Power Sector is Being Transformed HISTORICAL POWER SECTOR

© 2021 Stem, Inc. 13 The Grid is Being Transformed, Decentralized and Democratized Power used to be all bulk centralized generation…now it is distributed and islanded to enhance reliability & resilience – requiring new solutions and business models More distributed Power used to flow in one direction… now it flows bi - directionally – requiring new coordination and optimization systems More complex Power used to be predictable and controllable…now it is generated from a multitude of intermittent assets – requiring intelligent, adaptable 24/7 management More dynamic STEM AI POWER SECTOR Source: McKinsey.

© 2021 Stem, Inc. $ 0 $ 100 $ 200 $ 300 $ 400 2009 2011 2013 2015 2017 2019 Levelized Cost of Energy ($/kW) Nuclear Coal CCGT Wind Solar PV 14 Clean Energy Technology Convergence: Disruption and Exponential Growth Renewables Lowest Cost Generation Battery Hardware Rapid Cost Reductions Source: Bloomberg New Energy Finance, Wood Mackenzie, Lazard LCOE. Note: BESS includes battery rack, PCS, balance of system, energy management system and transformer costs. (1) Wood Mackenzie. (2) Bloomberg New Energy Finance. (3) Includes all FTM, non - residential and residential storage. Storage Market 25x Growth Market Opportunity $1.2 Trillion 6 11 30 40 62 101 164 0 200 400 600 800 0 40 80 120 160 200 2018 2020 2022 2024 2026 2028 2030 Cumulative Capacity GWh Capacity GWh United States Rest of World Cumulative Capacity $ 0 $ 100 $ 200 $ 300 $ 400 2010 2012 2014 2016 2018 2020 Levelized Cost of Energy ($/kW) Nuclear Coal CCGT Wind Solar PV (1) (2) $280 $246 $210 $171 $145 $129 $117 $100 $140 $180 $220 $260 $300 2018 2020 2022 2024 2026 2028 2030 BESS hardware cost (US$/kWh) (3)

© 2021 Stem, Inc. ` 15 Stem is a Market Leader with Significant Scale and Visible Growth • 900+ systems operating or contracted (~1 GWh) (2) • Systems operating in • 75 jurisdictions • 200+ cities Stem is a Leader in Deployments Worldwide (1) One of the Top Systems Integrators by Disclosed Commissioned Projects 2014 - 3Q20 0 100 200 300 400 500 600 700 Mitsubishi Electric NEC Corp Nidec Corp Fluence Energy Hyundai Electric Tesla, Inc Stem, Inc Storage Capacity Commissioned (MWh) Q3 2019 Q3 2020 3.0 2.0 1.0 0.5 0 2.5 1.5 $ BILLIONS $1.2B $2.7B +125% Stem’s Total Pipeline Growth 125% Pipeline Growth Since Q3 2019 Q3 2018 $800MM 1 1 Note: Includes only lithium ion providers. (1) Bloomberg New Energy Finance – Storage Assets Interactive Dataset; Reflects System Integrators by Capacity (MWh), filtered b y Commissioning Date and Commissioned Status as of 11/04/2020; Stem data from Company. (2) As of 31 - Oct - 2020. (3) Wood Mackenzie. • 75% BTM market share in California, largest storage market in the US (3) • $200MM of contracted backlo g as of January 17, 2021 • ~4.5x revenue growth in 2021E © 2021 Stem, Inc.

© 2021 Stem, Inc. 16 Stem’s Athena AI Platform is Built On 3 Generations and >10 Years of Data + Experience Source: Stem. (1) As of 31 - Oct - 2020. Gen 1 2009 – 2015 5+ years inventing the market Gen 2 2016 – 2018 2+ years commercial growth Gen 3 2019 – 2020 2+ years accelerating growth ▪ First to market with C&I storage ▪ First Hawaii Electric VPP ▪ First California ISO wholesale market participation ▪ First Stem as a service contract via SK SUSI RFP award ▪ Serving 40 utilities & markets ▪ Delivering multiple value streams in Ontario market ▪ Partnering with solar IPP & energy market ▪ Supplying backup power ▪ >20,000 market dispatches/year ▪ First storage VPP for California Resource Adequacy & distribution deferral ▪ First municipal storage VPP with Austin Energy ▪ First C&I storage in Arizona ▪ First storage VPP in Japan 2014 2015 2016 2017 2018 2019 2020 0M 4M 8M 12M 16M 20M 100+ sites in operation 400+ sites & 100 MWh in operation 900+ sites & ~1 GWh in operation & contracted (1) ATHENA CUMULATIVE RUNTIME HOURS © 2021 Stem, Inc.

© 2021 Stem, Inc. 17 Athena: Best - in - Class AI Software Platform ATHENA ANALYTICS ATHENA EDGE PLATFORM ATHENA CLOUD PLATFORM ATHENA PORTAL ATHENA GATEWAY Real - time Control Data Acquisition Site Monitoring Asset Management Forecast Optimize Learn & Train Value Modeling & Simulations Dashboards Status Energy Price Management Program Management Site & Customer Data Utility & Market Integrations SITES Commercial Industrial Independent Power Producer Utility MONITORING REPORTING DATA APIs PROTOCOLS & APIs USERS 24 PATENTS GRANTED COVERING STEM’S SOFTWARE AND STORAGE DATA INTEGRATION Weather Prices Markets Grid Customers Partners Utilities Markets

© 2021 Stem, Inc. 18 Athena Platform Delivers Value to Multiple Customer Segments Stem offers more value streams in more markets with more asset types AI - Driven Athena platform facilitates monetization of 11 out of 13 identified energy storage value streams Source: Rocky Mountain Institute. Services that Stem is currently offering Stem’s Customer Services Backup Power Transmission Deferral Energy Arbitrage (EA) Spin / Non - Spin Reserve Frequency Regulation Voltage Support Black Start ITC & PV Self - Consumption (ITC) Demand Charge Reduction (DCM) Time - of - Use Bill Management Distribution Deferral Transmission Congestion Relief Resource Adequacy Stem’s Virtual Power Plant & FTM Services

© 2021 Stem, Inc. 19 Athena Platform Delivers Resource Adequacy in the California Market Its Electric Grid Under Strain, California Turns to Batteries New York Times “On Friday, Aug. 14, the first day California ordered rolling blackouts, Stem, an energy company based in the San Francisco Bay Area, delivered 50 megawatts — enough to power 20,000 homes — from batteries it had installed at businesses, local governments and other customers. ” SK SUSI select Stem • Competitive RFP in 2020 to select software provider for 345 MWh • 25 Tier 1 commercial and municipal customers in Los Angeles and Southern California Edison service territory • Stem beat 10 bidders, including energy services firms, based on Athena’s advanced AI capability, demonstrated record of success and world - class management team as key differentiators CHARGING FROM GRID DISCHARGING TO GRID AGGREGATE SYSTEM POWER - KW 40,000 30,000 20,000 10,000 0 - 10,000 - 20,000 - 30,000 - 40,000 - 50,000 - 60,000 09:00 12:00 15:00 18:00 21:00 00:00 03:00 06:00 09:00 12:00

© 2021 Stem, Inc. (1,500) (1,000) (500) 0 500 1,000 1,500 2,000 2,500 09:30 13:00 16:30 20:00 23:30 03:00 06:30 10:00 13:30 17:00 kW Time of Day Battery Facility Grid Sees 20 Stem Delivers a Strong Value Proposition to Customers Increasing Asset Returns Athena AI enables solar generation time - shifting and participation in ancillary revenue streams, resulting in 10% - 30% unlevered IRRs Supports Grid Stability Athena AI reduces volatility and supports local grid capacity needs COMMERCIAL & INDUSTRIAL Reducing Consumer Energy Bill Athena AI optimizes time - of - use and demand charges, resulting in 10% - 30% monthly electricity bill reductions Corporate ESG Objectives 35% of Fortune 500 have committed to carbon neutrality (1) UTILITIES, IPPS, DEVELOPERS Source: Stem (1) Natural Capital Partners. (2) In the top chart, Grid Sees is the net power draw from the grid after the activity of the b att ery; In the bottom chart, Grid Sees is the net delivery to the grid including the activity of the battery. BEHIND THE METER “BTM” FRONT OF THE METER “FTM” (2) (2) Discharging when prices are high Charging when prices low Discharging when prices are high Charging when prices low (5,000) (4,000) (3,000) (2,000) (1,000) 0 1,000 2,000 09:30 12:00 14:30 17:00 19:30 22:00 00:30 03:00 05:30 08:00 kW Time of Day Battery Solar Generation Grid Sees

© 2021 Stem, Inc. 21 Athena Product Demo Video Video URL reference: https://www.stem.com/technology/

© 2021 Stem, Inc. 22 Commercial and Industrial Customers Have Complex Energy Choices Athena smart energy storage adapts to changing energy objectives • Shift solar energy to match demand • Manage solar intermittency impact • Maximize value of solar Solar Energy • Co - optimize load management with storage • Reduce business impact of load shedding • Increase value of market participation Facility Load Management • Reduce GHG impact of backup generators • Optimize operation of combined heat and power • Cover temporary generation outages Generation & CHP • Manage power outages • Protect sensitive equipment and loads • Reduce business interruptions Resiliency & Power Quality EV Charging & Electrification • Avoid peak charges • Manage grid connection costs • Monetize flexibility in markets Commercial Customer Goals De - carbonize Reduce costs Electrification Resiliency

© 2021 Stem, Inc. 23 Renewable Asset Owners Have New Opportunities Athena smart storage increases returns Asset Owner Goals Project IRRs Time to Value Reduce Risk Future - ready In the Past Today with Storage • Build and monitor output • Clean and repair as required Large - scale Solar - only Plants Distributed Hybrid Resources + x Incentive programs for solar time - shifting x Wholesale market participation opportunities x Dispatching to capture system peak incentives x Optimizing for dynamic locational value of energy including locational system peaks x Numerous smaller plants w/ siting and interconnection benefits x DC - coupled solar + storage with new controls/constraints x Maximizing solar generating capacity

© 2021 Stem, Inc. 24 Industry Leading Reach And Unmatched Sales Network 500+ sales executives across EPC / developer channels with Stem University Deep relationships across the Fortune 500 Distributor relationships cover entire US market Consistently delivering differentiated returns to renewable asset managers Drives demand and “spec in” Stem solutions into enterprise procurement solicitations Reach broad based solar, electrical, building automation, HVAC market Direct sales Distributors Sales channel partners Large renewable project developers Sells into commercial customers Drive demand within project developer and financing ecosystem

© 2021 Stem, Inc. 25 Strong Balance Sheet Drives Rapid Expansion ~$525MM Athena Expansion & Tech Acquisitions Product development to further extend Athena AI leadership position and accelerate roadmap Supply Chain Savings Capital to further reduce cost structure with OEMs Balance Sheet Strength Supports credit requirements to convert large projects in pipeline Joint Venture Opportunities Capture enhanced economics Geographic Expansion Expansion into rapidly growing international markets with new and existing partners Net Cash Available for Growth Debt on Balance Sheet $0 (1) Pro forma for transaction. (1) © 2021 Stem, Inc.

© 2021 Stem, Inc. 26 Exceptional Leadership Team John Carrington CEO and Director Mark Triplett Chief Operating Officer Alan Russo Chief Revenue Officer Prakesh Patel Chief Strategy Officer Larsh Johnson Chief Technology Officer Bill Bush Chief Financial Officer • Seasoned leadership team with 150+ years of experience in the software and energy space • Leadership experience at technology, energy, and industrial companies • 145 employees (at announcement) Sylvia Lan Senior Director, HR Majority Independent Board Source: Stem. 1. John Carrington (Stem) 5. Adam Daley (Star Peak) 2. Anil Tammineedi (Stem) 6. TBD (Stem Designee) 3. David Buzby (Stem) 7. TBD (Stem Designee) 4. Mike Morgan (Star Peak)

© 2021 Stem, Inc. 27 Section 2 Financial Forecast

© 2021 Stem, Inc. 28 Hardware Deliveries Drive Strong Recurring Software Cash Flows Hardware + Network Integration Software Market Participation Total Deliveries (kWh) (x) Project Hardware ASP ($kWh) = Total Hardware Revenues Total AUM (kWh) (x) Software Subscription ($/kWh/month) = Total Software (Recurring) Revenues Total AUM (kWh) (x) Stem’s Market Participation Revenues ($/kWh) = Total Software (Variable) Revenues Hardware Gross Margin ~10 - 30% Software Gross Margin ~80% Market Participation Gross Margin ~80% Source: Stem. x Upfront payment for initial purchase x Hardware agnostic platform x Turnkey approach with focus on customer value x Recurring SaaS model x 100% attach rate secured by 10 - 20 year contracts with monthly recurring cash flow x Revenue recognized ratably during life of the contract x Additional upsell revenue from Athena applications x Revenues from differentiated Athena capabilities and VPPs x Secured by 3 - 20 year contracts x Revenue recognized when realized x Significant long term value

© 2021 Stem, Inc. Delivery Year 1-20 Total Revenue 29 Illustrative project revenue contribution Case Study • Front of the Meter, New York Market • Hardware + Software • 5 MW / 20 MWh Standalone Storage Solution • ~$10MM customer lifetime value Hardware + Network Market Participation (2) Software Revenue (1) 60% 30% 10% Variable Recurring Upfront Revenue Contribution Case Study Source: Stem. Note: Values estimated based on historical experience and consultant forecasts. (1) Average of $0.84 / kWh per month (Year 1 - 20) starting at $0.39 / kWh per month with annual escalator. (2) Average of $0.33 / kWh per month (Year 1 - 20).

© 2021 Stem, Inc. 30 Contracted backlog underpins strong 2021 visibility Current Contracted Backlog Overview of 2021 Revenue Coverage Source: Stem. As of October 31, 2020 140 Projects in Process 88% Of 2021 Revenue in Contracted Backlog 2.5 MWh Average System Size As of January 17, 2021 182 Projects in Process 100% Of 2021 Revenue in Contracted Backlog 2.3 MWh Average System Size • Continuing commercial momentum since prior financial update • Forecasted 2021 revenue 100% covered by $200MM in contracted backlog as of January 17, 2021 • Strong pipeline and bookings growth as focus now shifts to fulfilling 2022 revenue target

© 2021 Stem, Inc. 31 Stem Key Metrics and Seasonality Key Metrics Reporting 1Q21 2Q21 3Q21 4Q21 5 - 10% 5 - 15% 20 - 30% 50 - 60% Contracted AUM 12 Month Pipeline Contracted Backlog Revenue EBITDA 1.04 GWh $1.6B 182 projects / $200MM 2021E: $147M 2021E: ($25M) Estimated Seasonality In Line with 2020 Actuals Key Metrics Revenue Seasonality 2021E: $147M % total revenue Note: Key metrics and seasonality estimates are as of January 17, 2021.

© 2021 Stem, Inc. 32 Business scales with accelerating storage adoption Bookings & Revenues ($MM) Bookings & Deliveries (1) (MWh) Software and market participation growth driven by recurring software revenue streams and expanding market participation Source: Stem. Note: Bookings represent value of executed customer contracts excluding Market Participation revenue. Stem total revenue calc ula tion assumes recognition of all contracted backlog at system delivery and ratable recognition of software services over the contractual period; Hardware revenue assumes all contracted backlog recognized at system delivery; So ftware revenue includes SaaS Fees, revenue within the period from systems on balance sheet and O&M. (1) Excludes ~350MW of deliveries and bookings from Q32020 SK SUSI contract and excludes software bookings and deliv eri es. Bookings, Deliveries, and Revenues 129 197 321 615 1,360 3,195 4,260 5,593 7,183 64 92 81 332 708 2,031 3,472 4,577 5,965 0 2,000 4,000 6,000 8,000 2018A 2019A 2020E 2021E 2022E 2023E 2024E 2025E 2026E Bookings Deliveries $ 76 $ 7 $ 88 $ 17 $ 145 $ 33 $ 198 $ 147 $ 342 $ 315 $ 721 $ 526 $ 848 $ 748 $ 974 $ 944 $ 1,159 $ 1,167 $0 $300 $600 $900 $1,200 2018A 2019A 2020E 2021E 2022E 2023E 2024E 2025E 2026E Bookings Hardware Revenue Software Revenue Market Participation Revenue 2020 total revenue is expected to be 7.5 - 10% above prior guidance Update

© 2021 Stem, Inc. $14 $17 $24 $44 $83 $144 $241 $0 $75 $150 $225 $300 2020E 2021E 2022E 2023E 2024E 2025E 2026E Software Revenue Market Participation Revenue 33 Robust revenue growth by customer type and segment By Software Type ($MM) By Customer Type ($MM) By Segment ($MM) Market participation revenue expands to ~28% of total software revenue by 2026, providing significant long term value Source: Stem. Note: Stem total revenue calculation assumes recognition of all contracted backlog at system delivery and ratable recognition of software services over the contractual period; Hardware revenue assumes all contracted backlog recognized at system delivery; Software revenue includes SaaS Fees, revenue within the period from systems on balance sh eet and O&M. Revenue Diversity $33 $147 $315 $526 $748 $944 $1,167 $0 $300 $600 $900 $1,200 $1,500 2020E 2021E 2022E 2023E 2024E 2025E 2026E FTM BTM $ 33 $ 147 $ 315 $ 526 $ 748 $ 944 $ 1,167 $0 $300 $600 $900 $1,200 $1,500 2020E 2021E 2022E 2023E 2024E 2025E 2026E Market Participation Revenue Software Revenue Hardware Revenue $ 33 $ 147 $ 315 $ 526 $ 748 $ 944 $ 1,167 $0 $300 $600 $900 $1,200 $1,500 2020E 2021E 2022E 2023E 2024E 2025E 2026E Hardware Revenue Software Revenue Market Participation Revenue 2020 total r evenue is expected to be 7.5 - 10% above prior guidance Update

© 2021 Stem, Inc. 34 Gross margin expands with increasing scale and software growth Gross Margins Driven by Increasing Software Margin (2) Pro Forma Gross Profit by Type ($MM) (1) As Stem’s AUM grows, software becomes material portion of gross profit Hardware Gross Margin Source: Stem. (1) Stem total gross profit calculation assumes recognition of all contracted backlog at system delivery and ratable recognit ion of software services over the contractual period; Hardware gross profit assumes all contracted backlog recognized at system delivery; Software gross profit includes SaaS Fees, gross profit within the period from systems on balan ce sheet, O&M and ongoing Market Participation gross profits. (2) Historical gross margin adjusted for non - recurring and non - system related items. Gross Margins $ 4 $ 24 $ 82 $ 169 $ 264 $ 360 $ 483 $0 $150 $300 $450 $600 2020E 2021E 2022E 2023E 2024E 2025E 2026E Hardware Gross Profit Software Gross Profit 18% 18% 12% 16% 26% 32% 35% 38% 41% 0% 15% 30% 45% 60% 2018A 2019A 2020E 2021E 2022E 2023E 2024E 2025E 2026E Blended Gross Margin No change to forward guidance Update of 2020 actuals pending release of audited financials Update

© 2021 Stem, Inc. ($MM) FY20E FY21E FY22E FY23E FY24E FY25E FY26E Cumulative AUM (MWh) 714 1,046 1,754 3,785 7,257 11,834 17,799 YoY Growth 153% 46% 68% 116% 92% 63% 50% Bookings $145 $198 $342 $721 $848 $974 $1,159 YoY Growth 65% 37% 72% 111% 18% 15% 19% Revenue $33 $147 $315 $526 $748 $944 $1,167 YoY Growth 94% 348% 115% 67% 42% 26% 24% Pro Forma Gross Profit $4 $24 $82 $169 $264 $360 $483 Gross Margin 12% 16% 26% 32% 35% 38% 41% Total Operating Expenses 39 49 54 55 60 65 66 Adjusted EBITDA ($35) ($25) $28 $113 $204 $295 $417 EBITDA Margin % NM NM 9% 22% 27% 31% 36% CapEx NM ($17) ($34) ($39) ($37) ($35) ($25) Free Cash Flow NM ($49) ($7) $70 $162 $253 $381 35 Stem delivers consistent growth and improving margins (1) (1) Source: Stem. Note: Stem’s fiscal year is 31 - Dec. (1) Pro Forma Gross Profit adjusted for non - recurring, non - system related items and amortiza tion related with product development (IDS) costs. Financial Forecast • 2020 Update : T otal r evenue is expected to be 7.5 - 10% above prior guidance • 2021 Guidance : Forecasted revenue 100% covered by contracted b acklog Update

© 2021 Stem, Inc. Sources and Uses Sources $MM % Uses $MM % Committed Equity PIPE 225 17.9% Stock to Stem Shareholders 650 51.7% Star Peak Trust 383 30.4% Estimated Fees and Expenses 51 4.1% Stem Shareholder Equity Rollover 650 51.7% Estimated Repayment of Debt 45 3.6% Cash to Stem Balance Sheet 512 40.7% Total Sources $1,258 Total Uses $1,258 Pro Forma Valuation Pro Forma Shares Outstanding 135.4 Share Price $10.00 Stem Equity Value $1,354 Pro Forma 3Q20 Net Debt (Cash) (525) Stem Enterprise Value $829 Pro Forma Ownership Ownership Breakdown Shares (MM) % Stem Shareholders (4) 65.0 48.0% Star Peak Public Shareholders 38.3 28.3% Star Peak Sponsor 9.6 7.1% PIPE Shareholders 22.5 16.6% Equity Ownership 135.4 100.0% Source: Stem, Star Peak. (1) Pro forma ownership structure based on PIPE of $225MM, assuming no redemptions. Excludes Star Peak warrants. (2) Stem sha reh oldings includes common and preferred equity as well as warrants and equity which may be net settled at the transaction date. (3) $45MM debt pay down reflects repayment of all outstanding indebtedness at clo sin g (inclusive of make whole). (4) Equity value to Stem’s existing shareholders is calculated as $650MM at $10.00 share price. 36 Transaction Highlights Cash Sources Valuation Capital Structure • Star Peak has ~$383MM in cash held in the trust account • PIPE size of $225MM • Attractive entry multiple relative to clean energy peer group • ~$525MM net cash to balance sheet (assuming no redemptions) to fund growth Pro Forma Ownership at $10.00 / Share (1) Star Peak Sponsor 7.1% PIPE Shareholders 16.6% Star Peak Public Shareholders 28.3% Stem Management Shareholders 4.6% Stem Shareholders 43.4% (3) (2) (2) Detailed transaction overview A887 A889A888A890A891A892 A893 A894A895 A896A1A910 A911 A912

© 2021 Stem, Inc. 37 Public comparable universe Solar Technology Solutions Distributed Solar Sustainable Infrastructure Diversified Energy Tech Stem Peers Relevance to Stem • Upfront equipment margins augmented by recurring cash flows • Diversified long - term contracted cash flows • Increasing BTM storage attachment rates • Robust upfront cash generation • Serves similar end markets • Emphasis on FTM and BTM energy storage business • ESG - friendly • High growth supported by large TAM • Strong fundamental tailwinds • Scarcity premium

© 2021 Stem, Inc. 38 Strong Balance Sheet Drives Rapid Expansion Stem is the first pure play smart energy storage company to go public in the US Investment thesis Large Addressable Market and Strong Macro Tailwinds Market Leader with Industry Leading Technology Balance Sheet Well Positioned to Capitalize on Significant Expected Growth Unique Opportunity to Gain Exposure to Energy Transition and ESG Highly Visible Growth © 2021 Stem, Inc.

© 2021 Stem, Inc. 39 Q&A

Appendix A Supplemental Information

© 2021 Stem, Inc. 41 Item Definition 12 - Month Pipeline Total value of uncontracted, potential hardware and software revenue from opportunities currently in process by Stem direct s ale sforce and channel partners (see page 15), which have a reasonable likelihood of contract execution within 12 months • Market participation revenue is excluded from pipeline Bookings Total value of executed customer agreements, as measured during a given period (e.g. quarterly booking or annual booking) • Customer contracts are typically executed 6 - 12 months ahead of installation • Booking amount typically includes: 1) Hardware revenue, which is typically recognized at delivery of system to customer, 2) Software revenue, which represents total nominal software contract value recognized ratably over the contract period, 3) Market participation revenue is excluded from booking value Contracted Backlog Total value of bookings in dollars, as reflected on a specific date • Backlog increases as new contracts are executed (bookings) • Backlog decreases as integrated storage systems are delivered and recognized as revenue Contracted AUM Total MWh of systems in operation or under contract Hardware Revenue Payment for initial purchase of system, which is typically recognized at delivery of system to customer • Total Hardware Revenues = Total Deliveries (kWh) x Project Hardware ASP ($/kWh) • ASP / margin based on value added services including hardware selection, project design and interconnection / permitting advi sor y and warranty design and complianc e Software Revenue Recurring SaaS payment driven by storage assets under management (AUM) • Total Software (Recurring) Revenues = Total AUM (kWh) x Software subscription ($/kWh/month) • SaaS contracts range 10 - 20 years comprising recurring monthly payments Market Participation Revenue Revenues from monetization of energy storage capacity into energy markets and VPPs secured by contracts ranging from 3 - 20 years • Total Software (Variable) Revenues = Total AUM (kWh) x Stem’s Market Participation Revenues ($/kWh) Source: Stem. Definitions

© 2021 Stem, Inc. 42 Market Leader and Continued Growth With Asset Owners and Utilities 2,381 9,679 14,107 17,107 17,219 21,006 26,533 0 5,000 10,000 15,000 20,000 25,000 30,000 2020 2021 2022 2023 2024 2025 2026 All Others California Arizona Hawaii New York Massachusetts PJM (excl. NJ) Texas x Utilities, IPPs and other asset owners x Typically 20 year software contracts x System spec size of 27MWh and $10MM x Wholesale market participation Overview of Front of the Meter Market FTM US Energy Storage Outlook (MWh) Stem has a proven track record of helping owners maximize the value of their assets, driving higher revenue and ROI Source: EEI, Wood Mackenzie.

© 2021 Stem, Inc. 43 Dominant Market Share with Commercial & Industrial Customers 292 593 1,336 1,252 1,761 2,238 3,043 0 500 1,000 1,500 2,000 2,500 3,000 3,500 2020 2021 2022 2023 2024 2025 2026 California New York All Others Massachusetts PJM (excl. NJ) Arizona Hawaii Texas BTM US Energy Storage Outlook (MWh) x Commercial, industrial and corporate customers x Typically 10 year software contracts x System spec size of 2.2MWh and $1MM x Wholesale market participation Stem delivers lower net bill and clean power to C&I customers Overview of Behind the Meter Market Source: EEI, Wood Mackenzie.

© 2021 Stem, Inc. 44 Growing Global Total Addressable Market Worldwide Energy Storage Outlook (Ex - US) (MWh) 7,881 10,611 13,040 16,979 18,195 21,233 26,630 0 5,000 10,000 15,000 20,000 25,000 30,000 2020 2021 2022 2023 2024 2025 2026 Australia Canada China France Germany India Italy Japan South Korea Spain United Kingdom Rest of Americas Rest of APAC Rest of EMEARC x System cost declines and demand for renewable energy have led to increasing system durations and MWh capacities x 254 GW of capacity expected to be deployed around the world over the next decade x APAC expected to drive 70% of global demand growth through 2030 x Policy tailwinds spurs growth in EMEARC markets Transaction capital will fuel growth into international markets with expanding TAM Overview of International TAM Source: EEI, Wood Mackenzie.

© 2021 Stem, Inc. 45 Global Energy Storage Market to Grow ~25x By 2030 Global Energy Storage Outlook (GWh) x All major global markets forecasted at double digit storage growth rates over the decade x US and China lead energy storage growth with respective CAGRs of ~45% and ~41% respectively through 2030 x Regulatory environment in Japan spur residential storage market with renewable growth spurring FTM storage to yield ~19% CAGR through 2030 x Lack of market rules, policies, and incentives for storage markets stifle growth in Latin America Global energy storage growth remains robust long - term Overview of Global Growth Trends Capacity (GWh) Cumulative Capacity (GWh) 6 5 11 22 30 37 40 48 62 79 101 128 164 0 100 200 300 400 500 600 700 800 0 20 40 60 80 100 120 140 160 180 200 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 United States China Japan EMEA Rest of APAC Rest of World Cumulative Capacity Source: EEI, Wood Mackenzie. (1) Includes all FTM, non - residential and residential storage. (1)

© 2021 Stem, Inc. 46 Audited GAAP Income Statement Source: Stem financials. Year Ended December 31, 2019 Revenue $ 13,595,787 Cost of Revenue 15,705,449 Gross Margin (2,109,662) Operating expenses Sales and marketing 17,461,687 Research and development 14,702,562 General and administrative 10,896,516 Total operating expenses 43,060,765 Operating loss (45,170,427) Interest expense, net (12,485,970) Change in fair value of warrants and embedded derivative 1,351,872 Loss before income taxes $ (58,507,128) Income tax expense (6,250) Net Loss $ (58,513,378) Other comprehensive income Foreign currency translation adjustment 53,900 Comprehensive Loss $ (58,459,478)

© 2021 Stem, Inc. 47 Audited GAAP Balance Sheet Source: Stem financials. Assets Year Ended December 31, 2019 Current assets: Cash and cash equivalents $ 12,888,863 Accounts receivable, net 6,618,528 Prepaid expenses 867,802 Inventory 6,507,959 Due from related parties 483,300 Other current assets 6,894,256 Total current assets 34,260,708 Property and equipment, net 71,221 Energy storage systems, net 131,863,572 Contract origination costs, net 8,608,307 Goodwill, net 1,511,642 Intangible assets, net 10,694,457 Right - of - use assets 947,293 Other assets 5,664,346 Total Assets $ 193,621,546

© 2021 Stem, Inc. 48 Audited GAAP Balance Sheet (Cont’d) Source: Stem financials. Liabilities and Total Equity Year Ended December 31, 2019 Current liabilities: Accounts payable $ 12,691,307 Accrued liabilities 7,307,231 Accrued payroll 5,573,434 Notes payable - short term 28,894,760 Convertible promissory notes 36,443,736 Financing obligation - short term 6,372,508 Other current liabilites 8,093,921 Total current liabilities 105,376,897 Deferred revenue 19,659,745 Asset retirement obligation 5,758,825 Notes payable 6,568,355 Financing obligation 74,639,904 Warrant liabilities 6,275,974 Lease liability 390,394 Total liabilities $ 218,670,094 Total Equity: Preferred stock, $0.00001 par value; 321,351,021 and 219,351,021 shares authorized as of December 31, 2019 and 2018, respectively; 191,142,894 and 186,469,586 shares issued and outstanding as of December 31, 2019 and 2018, respectively 1,910 Common stock, $0.000001 par value, 386,728,323 and 278,728,323 shares authorized as of December 31, 2019 and 2018; 9,392,682 and 9,583,163 shares issued and outstanding as of December 31, 2019 and 2018, respectively 10 Additional paid - in capital 250,411,596 Accumulated other comprehensive income 53,900 Accumulated deficit (275,515,964) Total equity: (25,048,548) Total Liabilities and Total Equity $ 193,621,546

© 2021 Stem, Inc. 49 Audited GAAP Cash Flow Statement Source: Stem financials. Cash flows from operating activities: Year Ended December 31, 2019 Net loss $ (58,513,378) Adjustments to reconcile net loss to net cash used in operating activities: Provision for doubtful accounts 93,647 Depreciation and amortization expense 14,254,494 Impairment of energy storage systems 295,281 Accretion expense 302,916 Noncash lease expense 905,627 Stock - based compensation 1,531,408 Non - cash interest expense, including interest expense associated with debt issuance costs 7,217,465 Change in fair value of warranty liability and embedded derivative (1,351,872) Earnings from equity method investments (76,330) Other - Net changes in operating assets and liabilities: Accounts receivable (5,206,352) Inventory 5,075,369 Prepaid expenses and other assets (4,395,177) Contract origination costs (1,301,751) Right - of - use assets - Accounts payable and accrued expenses 10,562,306 Deferred revenue 12,963,889 Lease liabilities (229,612) Other liabilities 109,810 Net cash used in operating activities $ (17,762,260) Cash flows from investing activities: Purchase of property and equipment (6,546) Purchase of energy storage systems (52,911,093) Capital expenditures on internally - developed software (5,356,213) Net assets acquired in business combination - Acquisition of non - controlling interest - Distributions from equity method investments - Net cash used in investing activities $ (58,273,852)

© 2021 Stem, Inc. 50 Audited GAAP Cash Flow Statement (Cont’d) Source: Stem financials. Cash flows from financing activities: Year Ended December 31, 2019 Proceeds from issuance of Series D preferred and common stock - Equity issuance costs incurred with Series D preferred stock and common stock offering - Proceeds from exercise of warrants - Proceeds from exercise of stock options 35,779 Proceeds from financing obligations 32,310,097 Repayment of financing obligations (7,308,435) Proceeds from issuance of convertible notes 65,556,630 Payment of debt issuance costs - convertible notes (2,307,473) Proceeds from issuance of notes payable 4,710,455 Repayment of notes payable (25,795,849) Distributions to noncontrolling interests - Net cash provided by financing activities $ 67,201,204 Effect of exchange rate changes on cash and cash equivalents (170,301) Net decrease in cash and cash equivalents (9,005,209) Cash and cash equivalents - Beginning of year $ 21,894,072 Cash and cash equivalents - End of year $ 12,888,863 Supplemental disclosures of cash flow information: Interest paid 8,936,958 income taxes paid 2,707 Noncash investing and financing activities: Change in asset retirement costs and asset retirement obligation (1,485,816) Right - of - use assets obtained in exchange for lease liabilities - Net asset aquired in business combination in exchange of issuance of warrants - Settlement of convertible debt and accrued interest upon issuance of Series D preferred stock - Settlement of embedded derivative in exchange for issuance of Series D preferred stock - Issuance of common stock warrants 1,216,061 Conversion of convertible promissory notes into Series D' preferred stock 28,144,121 Exchange of preferred stock 152

The following is a transcript of a video presented in connection with the foregoing presentation.

The electrical grid is being transformed.

As more renewable and distributed energy resources like wind and solar are connected, a significant amount of battery storage will be needed to stabilize the grid.

Stem delivers and operates smart battery storage solutions for commercial customers, independent power producers, and utilities.

Our market leading Athena software uses advanced artificial intelligence and machine learning to optimize the operation of these batteries by automatically switching between battery power, onsite generation and grid power.

It is the first AI software for energy storage and operates the world’s largest network of distributed energy storage systems.

Athena absorbs massive volumes of real-time data to provide continuous monitoring, forecasting, optimization, and automated controls to deliver its many value-added services.

Here’s how it works for commercial customers.

Businesses install energy storage to maximize energy savings, reduce greenhouse gas emissions and increase resiliency during outages.

With Athena, customers can see how much the battery is saving them, what the battery is doing to achieve these savings, how it is optimizing the value of solar, and detailed views to understand Athena’s activity in real time.

To maximize bill savings, Athena’s machine learning predicts energy demand, considering weather and temperature data among other dynamic data inputs.

For customers with onsite solar generation, Athena predicts how much power will be generated and the optimal times to recharge the battery from solar.

Athena then automatically evaluates each customer’s exposure to dynamic energy and demand prices and adapts to store and release energy when the customer will achieve the most savings.

Throughout the day, the AI is evaluating thousands of scenarios on how to use the battery to achieve the optimal result and is doing this simultaneously across hundreds of customer sites.

Because of the substantial savings and sustainability benefits, Athena is used by a growing share of the Fortune 500 and hundreds of commercial and industrial customers across North America.

Athena also has advanced use cases to manage large solar power plants and use batteries to maximize revenues for independent power producers, utilities, and grid operators.

Athena continuously generates real-time predictions of how much solar energy will be generated at a site.

It integrates in real time with energy market operators and utilities to provide essential system visibility to grid operators while automating market transactions.

And Athena and smart battery storage maximize wholesale market revenues with automated market participation across the project’s entire lifecycle.

Collectively these use cases improve the ability of project owners to monetize their renewable energy assets, typically with a 10-30% increase in internal rates of return compared to standalone solar projects.

Athena has been built over 10 years by a team of energy experts, data scientists and software technologists.

When combined with Stem’s unmatched experience deploying smart storage systems, the Athena AI software amplifies savings and revenues while helping to build the grid for the future.

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak Energy Transition Corp. (“STPK”) and Stem, Inc. (the “Company”). The proposed transactions will be submitted to stockholders of STPK for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, STPK has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement / prospectus / written consent solicitation to be distributed to STPK stockholders in connection with STPK’s solicitation for proxies for the vote by STPK’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to stockholders of the Company in connection with the completion of the proposed transactions. After the Registration Statement has been declared effective, STPK will mail a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of STPK are advised to read the preliminary proxy statement / prospectus / written consent solicitation, and, when available, any amendments thereto, and the definitive proxy statement / prospectus / written consent solicitation in connection with STPK’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the proxy statement / prospectus / written consent solicitation, without charge at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor Evanston, IL 60201.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

STPK and the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of STPK’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of STPK’s stockholders in connection with the proposed business combination is set forth in STPK’s registration statement / proxy statement that has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of STPK’s directors and officers in STPK’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by STPK, which includes the proxy statement / prospectus / written consent solicitation of STPK for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of STPK or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by STPK and its management, and the Company and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against STPK, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of STPK, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that the Company or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) the Company’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in STPK’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Stark Peak nor the Company undertakes any duty to update these forward-looking statements, except as otherwise required by law.